HONGLI GROUP INC.

November 3, 2022

Jeff Kauten, Esq.
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Hongli Group Inc.
Amendment No. 10 to Registration Statement on Form F-1
Filed October 26, 2022
File No. 333-261945

Dear Mr. Kauten:

This letter is in response to the letter dated November 2, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Hongli Group, Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 10 to Registration Statement on Form F-1

Cover Page

1.	Disclose whether your offering is contingent upon on final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

Response: We respectfully advise the Staff that we have added the disclosures on the cover page of the Registration Statement to state that this offering is contingent upon the final approval from Nasdaq for us listing on the Nasdaq. There is no guarantee or assurance that our Ordinary Shares will be approved for listing on the Nasdaq. We will not proceed to consummate this offering if Nasdaq denies our listing.

Further, we revised Section 2.2 of the Underwriting Agreement to state that the Company has received indication for approval or preliminary approval for listing on the Nasdaq Capital Market, subject only to official notice of issuance, and further that the underwriters and the Company irrevocably agree that this offering will not be consummated if the Company’s ordinary shares are denied for listing on the Nasdaq Capital Market. Accordingly, we filed the updated Underwriting Agreement as Exhibit 1.1 of the Registration Statement.

2.	To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the potential impact on liquidity and the value of shares.

Response: We respectfully advise the Staff to reference to our response to Comment #1 above that we have added the disclosures on the cover page of the Registration Statement to state this offering is contingent upon the final approval from Nasdaq for us listing on the Nasdaq. There is no guarantee or assurance that our Ordinary Shares will be approved for listing on the Nasdaq. We will not proceed to consummate this offering if Nasdaq denies our listing.

Risk Factors

Risks Related to Our Public Offering and Ownership of Our Ordinary Shares, page 65

3.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: We respectfully advise the Staff that we added the risk factor on page 67 and 68 of the Registration Statement of “[w]e may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.”

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

[Signature Page Follows]

	By:	/s/ Jie Liu
Jie Liu
Chief Financial Officer

Arila Zhou, Esq.
Robinson & Cole LLP

[signature page to the SEC response letter]

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